Exhibit 4.1

AMENDMENT TO THE MODIFICATION AGREEMENT

This Amendment (this “Amendment) to the Modification Agreement dated January 25, 2016 (the “Modification Agreement’) is made and entered into as of this 16th day of February, 2016 by and between Medovex Corporation, a Nevada corporation with its principal offices at 3729 Hardee Avenue, Atlanta, Georgia 30341 (the “MDVX” or the “Company”) and Steven Gorlin, an individual with an address of 1234 Airport Rd, #105, Destin, FL 32541(“Gorlin”). Gorlin and the Company are collectively referred to as the “Parties”.

WHEREAS, Gorlin purchased from the Company $1.0 million of the Company’s 5.5% Convertible Promissory Notes due November 9, 2017 (the “Maturity Date”), on November 9, 2015 (the “Note”) (terms not otherwise defined herein shall have the meanings ascribed to such terms in the Note or in the Modification Agreement) and received certain warrants (the “Warrants”) dated November 9, 2015 in connection therewith; and

WHEREAS, the Company and Gorlin entered into the Modification Agreement which provided amongst  other things that the Note would convert at $1.75 per share into an aggregate of 571,429 shares of common stock; and

WHEREAS, pursuant to discussions with the NASDAQ Stock Market certain changes are being made to the Modification Agreement and to the terms of the Warrants;

             NOW, THEREFORE, in consideration of the mutual terms and covenants contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.           Modification of Amount of Conversion Shares.

(a) Section 2(a) of the Note was  amended  pursuant to the Modification Agreement to  replace the Conversion Price with the price of $1.75 per share which resulted in the issuance of 571,429 shares of common stock.  Gorlin hereby agrees to accept 552,041 shares as the “Conversion Shares” in full conversion of the Note.

2.           Elimination of Debt Obligation.  Gorlin hereby acknowledges that upon issuance of the Conversion Shares (and the payment of any accrued but unpaid interest), owed as of the date hereof, the Company shall have no further obligations under the Note and the Note shall be deemed to be satisfied in full, except that the piggy back registration rights referenced in Section 11 of the Note shall remain in force with respect to the Conversion Shares and the Additional Shares as defined in the Modification Agreement.

3.           Modification of Warrant.

(i) The Warrant Exercise Price is hereby amended from $2.00 per share to $1.825 per share.

(ii) The Warrant is hereby modified to eliminate Section 5(b) of the Warrant in its entirety and to replace the existing language in Section 5(b) to read as follows:

In the event that the Company shall at, at any time after the Effective Date and prior to 5:00 p.m. (Eastern Standard Time) on the Expiration Date, issue  any common stock, at a price per share less than the Warrant Price then in effect or without consideration, then immediately upon issuance or sale (or deemed issuance or sale), the Warrant Price shall be reduced (and in no event increased) to a Warrant Exercise Price equal to such lower price but in no event will the Exercise Price be reduced below $1.70 per share (the “Floor Price”).

(iii) The Warrant is hereby modified to eliminate section 5(c) of the Warrant in its entirety.

4.           SEC Reports.  The Company agrees to file with the SEC a Current Report on Form 8-K announcing the matters set forth in Paragraph 1 hereto and Gorlin agrees to file a Form 4 reporting the conversion of the Note no later than 2 business days following the issuance of the Conversion Shares.

5.           Notices.  All communications hereunder will be in writing and, except as otherwise expressly provided herein, sent by overnight mail, to the Company at:  3729 Hardee Avenue Atlanta, Georgia 30341 and to Gorlin at: 1234 Airport Road, 3105, Destin, FL 32541.

6.           Parties in Interest.  This Agreement is made solely for the benefit of Gorlin and the Company, and their respective controlling persons, directors and officers, and their respective successors, assigns, executors and administrators.  No other person shall acquire or have any right under or by virtue of this Agreement.

7.           Headings.  The section headings in this Agreement have been inserted as a matter of convenience of reference and are not a part of this Agreement.

8.           Applicable Law; Venue and Jurisdiction; Injunctive Relief.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to conflict of law principles.  Any action arising out of this agreement shall be brought exclusively in a court of competent jurisdiction located in New York County, New York, and the parties hereby irrevocably submit to the personal jurisdiction of such courts, and waive any objection they now or hereafter may have to the laying of venue in such courts. Nothing herein shall limit the Company’s right to pursue any remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to Gorlin’s failure to satisfy the obligations set forth in paragraph 3 of the Modification Agreement as required pursuant to the terms thereof.

9.           Counterparts.  This Agreement may be executed in any number of counterparts, each of which together shall constitute one and the same instrument.

10.         Authority.  This Agreement has been duly authorized, executed and delivered by and on behalf of the Company and Gorlin.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the day and year first above written.

MEDOVEX CORPORATION

By:	/s/ Jarrett Gorlin	/s/ Steve Gorlin
	Name: Jarrett Gorlin	Steve Gorlin
Its: Chief Executive Officer